SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

AMENDMENT NO. 1 TO

FORM U5B

Great Plains Energy Incorporated

Name of Registrant

Name, Title and Address of Officer to Whom Notices

and Correspondence Concerning This Statement

Should be Addressed:

Andrea F. Bielsker

Senior Vice President - Finance, Chief Financial Officer

and Treasurer

Great Plains Power Incorporated

1201 Walnut

Kansas City, Missouri 64106

The Registration Statement on Form U5B filed by Great Plains Energy is hereby amended as follows:

1. Exhibit A-1 to the Registration Statement on Form U5B is hereby amended as follows:

EXHIBIT A. Furnish a corporate chart showing graphically relationships existing between the registrant and all subsidiary companies thereof as of the same date as the information furnished in the answer to Item 8. The chart should show the percentage of each class of voting securities of each subsidiary owned by the registrant and by each subsidiary company.

A corporate chart of registrant and all subsidiary companies is filed as Exhibit A-1.

2. The Index of Exhibits is hereby amended as follows:

A-1 Great Plains Energy Incorporated and Subsidiaries

Organization Chart as of 10/31/2001.

S I G N A T U R E

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has caused this registration statement to be duly signed on its behalf in the City of Kansas City and State of Missouri, on the 7th day of June, 2002.

(SEAL)

GREAT PLAINS ENERGY INCORPORATED

(Name of Registrant)

By: /s/Andrea F. Bielsker

Andrea F. Bielsker

Senior Vice President - Finance, Chief Financial

Officer and Treasurer

Attest:

By: /s/Jeanie Sell Latz

Jeanie Sell Latz

Corporate Secretary

V E R I F I C A T I O N

State of Missouri )

) ss.

County of Clay )

The undersigned, being duly sworn deposes and says that she has duly executed the attached registration statement dated June 7, 2002, for and on behalf of Great Plains Energy Incorporated, that she is the Senior Vice President - Finance, Chief Financial Officer and Treasurer of such company and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that she is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By: /a/Andrea F. Bielsker

Andrea F. Bielsker

Senior Vice President - Finance, Chief Financial

Officer and Treasurer

Subscribed and sworn to before me, a notary public this 7th day of June, 2002.

(OFFICIAL SEAL)

/s/Vickie L. Flores

Notary Public

My commission expires: June 7, 2002

INDEX OF EXHIBITS INCLUDED IN AMENDMENT NO. 1

Exhibit No. Description
A-1	Great Plains Energy Incorporated and Subsidiaries Organization Chart as of 10/31/2001